OMB APPROVAL

OMB Number:	3235-0145
Expires:	December 31, 2005
Estimated average burden hours per response	11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __________)*

TERCICA, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

88078l 10 5

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)

CUSIP No. 88078l 10 5	13 G	Page 2 of 14 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MPM BioVentures III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power
		395,146
Number of	6.	Shared Voting Power
Shares		0
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		395,146
Person
With:	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 395,146

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount In Row (9) 1.6%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 88078l 10 5	13 G	Page 3 of 14 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MPM BioVentures III-QP, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power
		5,877,051
Number of	6.	Shared Voting Power
Shares		0
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		5,877,051
Person
With:	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,877,051

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount In Row (9) 23.9%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 88078l 10 5	13 G	Page 4 of 14 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MPM BioVentures III Parallel Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Germany

	5.	Sole Voting Power
		177,550
Number of	6.	Shared Voting Power
Shares		0
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		177,550
Person
With:	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 177,550

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount In Row (9) 0.7%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 88078l 10 5	13 G	Page 5 of 14 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MPM BioVentures III GmbH & Co. Parallel-Beteiligungs KG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Germany

	5.	Sole Voting Power
		496,634
Number of	6.	Shared Voting Power
Shares		0
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		496,634
Person
With:	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 496,634

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount In Row (9) 2.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 88078l 10 5	13 G	Page 6 of 14 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MPM Asset Management Investors 2002 BVII LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power
		116,113
Number of	6.	Shared Voting Power
Shares		0
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		116,113
Person
With:	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 116,113

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount In Row (9) 0.5%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 88078l 10 5	13 G	Page 7 of 14 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ansbert Gadicke

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

	5.	Sole Voting Power
		0
Number of	6.	Shared Voting Power
Shares		7,062,494*
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		0
Person
With:	8.	Shared Dispositive Power
		7,062,494*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,062,494*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount In Row (9) 28.8%

12.	Type of Reporting Person (See Instructions) IN

*Includes 5,877,051 by MPM BioVentures III-QP, L.P. (“BV III QP”), 395,146 by MPM BioVentures III, L.P. (“BV III”), 116,112 by MPM Asset Management Investors 2002 BVIII, LLC (“BV AM LLC”), 177,550 by MPM BioVentures III Parallel Fund, L.P. (“BV III PF”) and 496,634 by MPM BioVentures GmbH & Co. Beteiligungs KG (“BV III KG”). MPM BioVentures III GP, L.P. (“BV III GP”) and MPM BioVentures III LLC (“BV III LLC”) are the direct and indirect general partners of BV III, BV III QP, BV III PF and BV III KG. The Reporting Person is a member of BV III LLC and BV AM III.

CUSIP No. 88078l 10 5	13 G	Page 8 of 14 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Luke Evnin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

	5.	Sole Voting Power
		0
Number of	6.	Shared Voting Power
Shares		7,062,494
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		0
Person
With:	8.	Shared Dispositive Power
		7,062,494

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,062,494*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount In Row (9) 28.8%

12.	Type of Reporting Person (See Instructions) IN

*Includes 5,877,051 by MPM BioVentures III-QP, L.P. (“BV III QP”), 395,146 by MPM BioVentures III, L.P. (“BV III”), 116,112 by MPM Asset Management Investors 2002 BVIII, LLC (“BV AM LLC”), 177,550 by MPM BioVentures III Parallel Fund, L.P. (“BV III PF”) and 496,634 by MPM BioVentures GmbH & Co. Beteiligungs KG (“BV III KG”). MPM BioVentures III GP, L.P. (“BV III GP”) and MPM BioVentures III LLC (“BV III LLC”) are the direct and indirect general partners of BV III, BV III QP, BV III PF and BV III KG. The Reporting Person is a member of BV III LLC and BV AM III.

Item 1.

(a)	Name of Issuer

Tercica, Inc.

(b)	Address of Issuer’s Principal Executive Offices

651 Gateway Boulevard, Suite 950
San Francisco, CA 94080

Item 2.

(a)	Name of Person Filing

MPM BioVentures III, LP
MPM BioVentures III-QP, L.P.
MPM BioVentures III Parallel Fund, LP
MPM BioVentures III GmbH & Co Parallel-Beteiligungs KG
MPM Asset Management Investors 2002 BVIII LLC
Ansbert Gadicke
Luke Evnin

(b)	Address of Principal Business Office or, if none, Residence

c/o MPM Capital L.P.
111 Huntington Avenue, 31st floor
Boston, MA 02199

(c)	Citizenship

All entities were organized in Delaware, except MPM BioVentures III GmbH & Co Parallel-Beteiligungs KG hich was organized in Germany. The individuals are United States citizens.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

88078l 10 5

Item 3.      If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.      Ownership

     (a) Amount Beneficially Owned:

MPM BioVentures III, LP	395,146
MPM BioVentures III-QP, L.P.	5,877,051
MPM BioVentures III Parallel Fund, LP	177,550
MPM BioVentures GmbH & Co Parallel-Beteiligungs KG	496,634
MPM Asset Management Investors 2002 BVIII LLC	116,113
Ansbert Gadicke	7,062,494	*
Luke Evnin	7,062,494	*

     Percent of Class:

MPM BioVentures III, LP	1.6%
MPM BioVentures III-QP, L.P.	23.9%
MPM BioVentures III Parallel Fund, LP	0.7%
MPM BioVentures GmbH & Co Parallel-Beteiligungs KG	2.0%
MPM Asset Management Investors 2002 BVIII LLC	0.5%
Ansbert Gadicke	29.8%
Luke Evnin	28.8%

     (b) Number of shares as to which the person has:

     (i) Sole power to vote or to direct the vote

MPM BioVentures III, LP	395,146
MPM BioVentures III-QP, L.P.	5,877,051
MPM BioVentures III Parallel Fund, LP	177,550
MPM BioVentures GmbH & Co Parallel-Beteiligungs KG	496,634
MPM Asset Management Investors 2002 BVIII LLC	116,113
Ansbert Gadicke	0
Luke Evnin	0

     (ii) Shared power to vote or to direct the vote

MPM BioVentures III, LP	0
MPM BioVentures III-QP, L.P.	0
MPM BioVentures III Parallel Fund, LP	0
MPM BioVentures GmbH & Co Parallel-Beteiligungs KG	0
MPM Asset Management Investors 2002 BVIII LLC	0
Ansbert Gadicke	7,062,494	*
Luke Evnin	7,062,494	*

     (iii) Sole power to dispose or to direct the disposition of

MPM BioVentures III, LP	395,146
MPM BioVentures III-QP, L.P.	5,877,051
MPM BioVentures III Parallel Fund, LP	177,550
MPM BioVentures GmbH & Co Parallel-Beteiligungs KG	496,634
MPM Asset Management Investors 2002 BVIII LLC	116,113
Ansbert Gadicke	0
Luke Evnin	0

     (iv) Shared power to dispose or to direct the disposition of

MPM BioVentures III, LP	0
MPM BioVentures III-QP, L.P.	0
MPM BioVentures III Parallel Fund, LP	0
MPM BioVentures GmbH & Co Parallel-Beteiligungs KG	0
MPM Asset Management Investors 2002 BVIII LLC	0
Ansbert Gadicke	7,062,494	*
Luke Evnin	7,062,494	*

*Includes 5,877,051 by MPM BioVentures III-QP, L.P. (“BV III QP”), 395,146 by MPM BioVentures III, L.P. (“BV III”), 116,112 by MPM Asset Management Investors 2002 BVIII, LLC (“BV AM LLC”), 177,550 by MPM BioVentures III Parallel Fund, L.P. (“BV III PF”) and 496,634 by MPM BioVentures GmbH & Co. Beteiligungs KG (“BV III KG”). MPM BioVentures III GP, L.P. (“BV III GP”) and MPM BioVentures III LLC (“BV III LLC”) are the direct and indirect general partners of BV III, BV III QP, BV III PF and BV III KG. The Reporting Person is a member of BV III LLC and BV AM III.

Item 5.       Ownership of Five Percent or Less of a Class

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person

     Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

     Not Applicable

Item 8.	Identification and Classification of Members of the Group

     Not Applicable

Item 9.	Notice of Dissolution of a Group

     Not Applicable

Item 10.	Certification

     Not Applicable

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2005

MPM BIOVENTURES III, L.P.		MPM BIOVENTURES III-QP, L.P.

By:	MPM BioVentures III GP, L.P. in its capacity as the Managing Limited Partner	By:	MPM BioVentures III GP, L.P. in its capacity as the Managing Limited Partner

By:	MPM BioVentures III LLC, its General Partner	By:	MPM BioVentures III LLC, its General Partner

By:	/s/ Luke B. Evnin	By:	/s/ Luke B. Evnin

	Name: Luke B. Evnin		Name: Luke B. Evnin
	Title: Manager		Title: Manager

MPM CAPITAL III PARALLEL FUND, L.P.		MPM CAPITAL III GMBH & CO. PARALLEL-BETEILIGUNGS KG

By:	MPM BioVentures III GP, L.P. in its capacity as the Managing Limited Partner	By:	MPM BioVentures III GP, L.P. in its capacity as the Managing Limited Partner

By:	MPM BioVentures III LLC, its General Partner	By:	MPM BioVentures III LLC, its General Partner

By:	/s/ Luke B. Evnin	By:	/s/ Luke B. Evnin

	Name: Luke B. Evnin		Name: Luke B. Evnin
	Title: Manager		Title: Manager

MPM ASSET MANAGEMENT INVESTORS 2002 BVIII LLC

By:	/s/ Luke B. Evnin	By:	/s/ Ansbert Gadicke

	Name: Luke B. Evnin		Name: Ansbert Gadicke
Title: Manager

By:	/s/ Luke B. Evnin

Name: Luke B. Evnin

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT A

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Tercica, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

     In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 9th day of February, 2005.

MPM BIOVENTURES III, L.P.		MPM BIOVENTURES III-QP, L.P.

By:	MPM BioVentures III GP, L.P. in its capacity as the Managing Limited Partner	By:	MPM BioVentures III GP, L.P. in its capacity as the Managing Limited Partner

By:	MPM BioVentures III LLC, its General Partner	By:	MPM BioVentures III LLC, its General Partner

By:	/s/ Luke B. Evnin	By:	/s/ Luke B. Evnin

	Name: Luke B. Evnin		Name: Luke B. Evnin
	Title: Manager		Title: Manager

MPM CAPITAL III PARALLEL FUND, L.P.		MPM CAPITAL III GMBH & CO. PARALLEL-BETEILIGUNGS KG

By:	MPM BioVentures III GP, L.P. in its capacity as the Managing Limited Partner	By:	MPM BioVentures III GP, L.P. in its capacity as the Managing Limited Partner

By:	MPM BioVentures III LLC, its General Partner	By:	MPM BioVentures III LLC, its General Partner

By:	/s/ Luke B. Evnin	By:	/s/ Luke B. Evnin

	Name: Luke B. Evnin		Name: Luke B. Evnin
	Title: Manager		Title: Manager

MPM ASSET MANAGEMENT INVESTORS 2002 BVIII LLC

By:	/s/ Luke B. Evnin	By:	/s/ Ansbert Gadicke

	Name: Luke B. Evnin		Name: Ansbert Gadicke
Title: Manager

By:	/s/ Luke B. Evnin

Name: Luke B. Evnin